Exhibit 21.1
Significant subsidiaries
The following is a list of the significant subsidiaries of Burford Capital Limited as of December 31, 2025.

Name of significant subsidiary	State or other jurisdiction of incorporation or organization
BC Holdings Limited	Guernsey
Burford Capital LLC	Delaware
Ballard Singapore Investments Pte Ltd	Singapore
Burford Asia Investments Pte Ltd*	Singapore
Prospect Investments LLC*	Cayman Islands
Ireton Investments LLC*	Cayman Islands
Wilburn Investments LLC*	Delaware
Burford Capital Holdings (UK) Limited	United Kingdom
Burford Capital Overseas Limited	United Kingdom
* Represents investment subsidiaries.